Filed by: American Century Capital Portfolios, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: American Century Mutual Funds, Inc.
SEC Registration No.: 002-14213

American Century Mutual Funds, Inc. Summary Prospectus and Prospectus Supplement Supplement dated July 16, 2019 ■ Summary Prospectus and Prospectus dated March 1, 2019
Capital Value Fund

The Board of Directors has approved an agreement and plan of reorganization, whereby the assets of Capital Value will be transferred to the American Century Value Fund in exchange for shares of that fund.
The reorganization is subject to the approval of shareholders of the fund. A special meeting of shareholders of Capital Value will be held on September 30, 2019. Shareholders as of the close of business on July 26, 2019 are entitled to vote at the meeting. Detailed information about the proposed reorganization will be provided in the proxy materials, which are expected to be mailed to shareholders in early August.
If approved by shareholders, the reorganization will be effective October 25, 2019, or such other date as American Century may decide. Capital Value Fund’s Investor, I, and A shareholders will receive shares of equal value of the corresponding class of Value Fund in exchange for their shares of Capital Value Fund. The value of a shareholder’s account will not change as a result of the transaction.
It is expected that the reorganization will qualify as a tax-free reorganization for federal income tax purposes and that shareholders will not recognize any gain or loss as a result of the reorganization. Shareholders will receive a distribution of substantially all net income and/or realized gains, if any, prior to the reorganization.
Effective October 23, 2019, as of the close of the NYSE, Capital Value Fund will be closed to all investments, except reinvested dividends and capital gains distributions.
The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of Capital Value Fund or Value Fund, nor is it a solicitation of any proxy. When it is available, please read the proxy statement/prospectus carefully before making any decision to invest or when considering the reorganization. The proxy statement/prospectus will be available for free on the SEC's website (www.sec.gov) and can also be obtained by calling us at 1-800-345-2021 (retail investors) or 1-800-345-6488 (financial professionals). For additional information about the funds, please refer to the funds’ prospectus and statement of additional information, which are available at americancentury.com and can also be obtained by calling us at the same phone numbers.

©2019 American Century Proprietary Holdings, Inc. All rights reserved.
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